TBS International Ltd.

Commerce Building
Chancery Lane
Hamilton HM 12, Bermuda

October 2, 2009

VIA EDGAR

Amanda Ravitz
Branch Chief ― Legal
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	TBS International Limited (the "Company")
Registration Statement on Form S-3, filed September 10, 2009
File No. 333-161839

Dear Ms. Ravitz:

TBS International Ltd., a Bermuda company (the “Registrant”), hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 a.m. Eastern Daylight Time, on October 7, 2009, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Eric Scarazzo of Gibson, Dunn & Crutcher LLP, counsel to the Registrant, at (212) 351-2389 with any questions regarding this matter.

                             Sincerely,

                                         TBS INTERNATIONAL LTD.

                                         /s/ Ferdinand V. Lepere
                                         Name: Ferdinand V. Lepere
                                         Title: Executive Vice President and Chief Financial Officer